EXHIBIT 99.1

OSMONICS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Years Ended December 31, 2001, 2000 and 1999

Column A	Column B	Column C		Column D		Column E

		Additions
Description	Balance at Beginning of Period	Charged to Cost and Expensed	Charged to Other Accounts	Deductions		Balance at End of Period
Year Ended December 31, 2001:
Current Operations:
Allowance for Doubtful Accounts	$1,008	$525		$570	(A)	$963
Warranty and Start-up Reserve	$2,222	$2,484		$2,510	(B)	$2,196

Year Ended December 31, 2000:
Current Operations:
Allowance for Doubtful Accounts	$1,315	$746		$1,053	(A)	$1,008
Warranty and Start-up Reserve	$1,936	$2,697		$2,411	(B)	$2,222

Year Ended December 31, 1999:
Current Operations:
Allowance for Doubtful Accounts	$1,057	$762		$504	(A)	$1,315
Warranty and Start-up Reserve	$2,098	$2,052		$2,214	(B)	$1,936

(A)     Uncollectible accounts charged against allowance.

(B)      Actual warranty claims and start-up costs charged against reserve.